SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

DILIGENT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Q3191S103

(CUSIP Number)

Carroll Capital Holdings, LLC

94 Long Pond Rd

New Jersey 07421

Copies to:

Cohen & Grigsby, P.C.

625 Liberty Avenue

Pittsburgh, PA 15222

Attn: Paul J. De Rosa, Esq.

(412) 297-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act “) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q3191S103

1.	Name of Reporting Person Carroll Capital Holdings LLC I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Q3191S103

1.	Name of Reporting Person Greenwood Investments LLC I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Q3191S103

1.	Name of Reporting Person Kenneth Carroll I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

Introductory Note

This Schedule 13D/A relates to the common stock (the “Common Stock”) of Diligent Corporation (“Diligent”). On February 12, 2016, each of the Reporting Persons entered into a Voting Agreement with Diamond Parent Holdings, Corp. (“Diamond”) (“Voting Agreement”) with respect to the shares of Common Stock and Series A Preferred Stock (“Preferred Stock”) held by each Reporting Person (collectively, “Shares”) as more fully described under Item 4 below. As a result of the merger contemplated by the Voting Agreement described under Item 4 below, the Reporting Persons have ceased to own beneficially any shares of Diligent.

Item 1. Security and Issuer

This Exit Filing relates to shares of Common Stock. The name of the issuer is Diligent Corporation. The address of the principal executive offices of 39 West 37th Street, 8th Floor, New York, New York 10018.

Item 2. Identity and Background

This Exit Filing is being filed by the following Reporting Persons.

(a) Carroll Capital Holdings, LLC, Greenwood Investments LLC and Kenneth Carroll.

(b) The address of each Reporting Person is 94 Long Pond Rd, Hewitt, New Jersey 07421.

(c) Mr. Carroll is the managing member of Carroll Capital Holdings LLC and Greenwood Investments LLC and has voting and dispositive power over the shares held by Carroll Capital Holdings LLC and Greenwood Investments LLC.

(d) – (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Carroll Capital Holdings, LLC is a New Jersey limited liability company, Greenwood Investments LLC is a Wyoming limited liability company and Kenneth Carroll is a United States citizen.

Item 3. Source and Amount of Funds

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of the Transaction

On February 12, 2016, Diligent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Diamond, Diamond Merger Sub I, Corp., a Delaware corporation and a direct wholly-owned subsidiary of Merger Sub II, and Diamond Merger Sub II, Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent. As an inducement to Diamond to enter into the Merger Agreement, each of the Reporting Persons entered into a Voting Agreement with Diamond.

Under the Voting Agreement, the Reporting Persons agreed to (a) vote their shares of Common Stock or Series A Preferred Stock of Diligent in favor of adoption and approval of the Merger Agreement and (b) vote against (i) any third party acquisition proposal and any action in furtherance of a third party acquisition proposal, (ii) any action or agreement that would reasonably be expected to prevent or materially delay the Merger, and (iii) any action, proposal, transaction or agreement that, to their knowledge, would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Reporting Persons or the Company under the Voting Agreement or the Merger Agreement.

The mergers contemplated by the Merger Agreement closed on April 14, 2016 and in connection therewith all the shares of Common Stock and Series A Preferred Stock of Diligent beneficially owned by the Reporting Persons were converted into the right to receive $4.90 per share of Common Stock and $5.05 per share of Series A Preferred Stock, respectively.

Item 5. Interest in Securities of the Issuer

As a result of the mergers contemplated by the Merger Agreement the Reporting Persons no longer beneficially own any shares of Common Stock or Series A Preferred Stock of Diligent.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as otherwise described in this Statement, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of Diligent.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Voting Agreement, dated as of February 12, 2016, by and among Diamond Parent Holdings, Corp., Carroll Capital Holdings, LLC, Greenwood Investments LLC, Kenneth Carroll 2012 Family Trust and Elizabeth Carroll 2012 Descendants Trust (incorporated by reference to the form of agreement with the Reporting Persons attached to Exhibit 2.1 to the Current Report on Form 8-K filed by Diligent Corporation on February 16, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2016

Carroll Capital Holdings LLC

/s/ Kenneth Carroll
By:	Kenneth Carroll
its:	Managing Member

Greenwood Investments LLC

/s/ Kenneth Carroll
By:	Kenneth Carroll
its:	Managing Member

Kenneth Carroll

/s/ Kenneth Carroll